Exhibit No. 12.1

UNIONBANCAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES REQUIREMENTS

	For the Years Ended December 31,
(In millions, except ratios)	2002	2003	2004	2005	2006
EXCLUDING INTEREST ON DEPOSITS
Income before income taxes and effect of accounting changes	$736	$824	$1,109	$1,087	$1,035
Fixed Charges:
Interest expense, excluding interest on deposits	59	37	38	82	194
One third of rents, net income from subleases (A)	11	11	14	17	15
Total fixed charges	70	48	52	99	209
Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest	$806	$872	$1,161	$1,186	$1,244
Ratio of earnings to fixed charges requirements	11.51	18.17	22.33	11.98	5.95

INCLUDING INTEREST ON DEPOSITS
Fixed charges	$70	$48	$52	$99	$209
Add: Interest on deposits	220	152	147	303	650
Total fixed charges including interest on deposits	$290	$200	$199	$402	$859
Earnings before taxes, fixed charges, and effect of accounting changes, excluding capitalized interest, as above	$806	$872	$1,161	$1,186	$1,244
Add: Interest on deposits	220	152	147	303	650
Total earnings before taxes, fixed charges, effect of accounting changes, and interest on deposits	$1,026	$1,024	$1,308	$1,489	$1,894
Ratio of earnings to fixed charges requirements	3.54	5.12	6.57	3.70	2.20

(A)         The proportion deemed representative of the interest factor.